7/8/15

SECURIT ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-30994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2014 (MM/DD/YY) AND ENDING 03/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capstone Asset Planning Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3700 W Sam Houston Parkway South #250
(No. and Street)

Houston	Texas	77042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carla Homer (713)243-6757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John B Evans II, CPA
(Name – *if individual, state last, first, middle name*)

3 Riverway, Ste 125	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ... Public Accountant
- ... Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

7/8/15

OATH OR AFFIRMATION

I, Carla Homer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capstone Asset Planning Company, as of March 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Carla Homer
Signature

Treasurer
Title

PATRICIA L. MIMS
Notary Public, State of Texas
My Commission Expires
October 14, 2017

Patricia L Mims
Notary Public 6-12-15

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
... (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
... (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
... (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
... (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
... (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPSTONE ASSET PLANNING COMPANY

FINANCIAL STATEMENTS

MARCH 31, 2015

CAPSTONE ASSET PLANNING COMPANY

FINANCIAL STATEMENTS

MARCH 31, 2015

CAPSTONE ASSET PLANNING COMPANY
FINANCIAL STATEMENTS
MARCH 31, 2015

CONTENTS

JACK EVANS
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Capstone Asset Planning Company (CAPCO)

I have audited the accompanying financial statements of CAPCO (a Delaware corporation), which comprise the statement of financial condition as of March 31, 2015, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. CAPCO's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor was I engaged to perform, an audit of its internal control over financial reporting. My audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, I express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of CAPCO as of March 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in: Schedule I - Computation of Net Capital Under Rule 15c3-1, Schedule II - Information for Possession or Control Requirements Under Rule 15c3-3, Schedule III – Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7) and Schedule IV – Exemption Report Review has been subjected to audit procedures performed in conjunction with the audit of CAPCO's financial statements. The supplemental information is the responsibility of CAPCO's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

John B. Evans, II, CPA
Houston, Texas

May 28, 2015

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-1954 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com
LICENSED AS JOHN B. EVANS II

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED MARCH 31, 2015

ASSETS	
Cash	$ 226,881
Accounts receivable – Trade	55,724
Prepaid expenses	12,721
TOTAL CURRENT ASSETS	$ 295,326
TOTAL ASSETS	$ 295,326
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accounts payable	$ 40,069
Accrued legal	12,000
Accrued auditing	9,094
Accrued FIT	23,735
Due to affiliate - Parent	388
TOTAL CURRENT LIABILITES	85,286
TOTAL LIABILITIES	$ 85,286
COMMITMENTS AND CONTINGENCIES	
STOCKHOLDER'S EQUITY	
Capital stock – common, $5 par value; $5,000 shares	
Authorized, issued and outstanding	25,000
Additional paid-in capital	160,000
Retained earnings (deficit)	25,040
TOTAL STOCKHOLDER'S EQUITY	210,040
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 295,326

See accompanying notes to Financial Statements

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 2015

INCOME	
Fee income	$ 513,457
EXPENSES	
Commissions and other fees	322,651
Administrative service fees	62,700
Regulator fees	29,643
Professional fees	56,259
Other operating expenses	4,722
TOTAL EXPENSES	475,975
PROFIT BEFORE INCOME TAXES	37,482
INCOME TAX EXPENSE	(12,728)
NET PROFIT	$ 24,754

See accompanying notes to Financial Statements

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED MARCH 31, 2015

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at October 1, 2014	$25,000	$160,000	$ 286	$185,286
Capital Contribution	-	-	-	-
Net Profit	-	-	24,754	24,754
Balance at March 31, 2015	$25,000	$160,000	$ 25,040	$210,040

See accompanying notes to financial statements

CAPSTONE ASSET PLANNING COMPANY
STATEMENT OF CASH FLOWS
YEAR ENDED MARCH 31, 2015

CASH FLOWS FROM OERATING ACTIVITIES	
Net Profit	$ 24,754
Changes in operating assets and liabilities	
Increase in accounts receivable – trade	(17,259)
Increase in prepaid expenses	(544)
Increase in accounts payable	17,251
Increase in accrued expenses	26,313
Decrease in due to/from affiliate	388
NET CASH USED IN OPERATING ACTIVITIES	26,149
NET INCREASE IN CASH	50,903
CASH – beginning of the year	175,978
CASH – end of year	$ 226,881

See accompanying notes to financial statements

NOTE A – NATURE OF OPERATIONS

Capstone Asset Planning Company ("CAPCO") was incorporated in the state of Delaware in 1983 and was issued a Certificate of Authority by the State of Texas on March 15, 1984. It is wholly-owned by Capstone Financial Services, Inc. ("CFS"). CAPCO is a limited broker-dealer registered with the Securities & Exchange Commission ("SEC") under rule 15c3-3(k)(1) which provides that it must promptly transmit all funds and promptly deliver all securities received in connection with its activities as a broker or dealer, and may not otherwise hold funds or securities for, or owe money or securities to, customers.

Acting as a distributor primarily for Steward Funds, Inc. ("SFI"), Capstone Series Fund, Inc. ("CSFI") and Capstone Church Capital Fund ("CCCF"), each affiliated investment companies; CAPCO earns both 12b-1 fees and service fees. It also has selling agreements with certain other unaffiliated investment companies.

NOTE B – SIGNIFICANT ACCOUNT POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Revenue Recognition: Fees relating to sale and distribution of registered investment company shares are recorded as earned.

Concentration of Credit Risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of trade accounts receivable. The Company has confirmed all receivables accounts to be collectible. No allowance is considered necessary at fiscal year end.

Uninsured cash balances: The Company maintains cash balances at one bank. Cash accounts are insured by the FDIC for up to a maximum of $250,000 per institution. Amounts in excess of insured limits were $0 at March 31, 2015.

Income Taxes: CAPCO's taxable income and deductions are included in the consolidated federal return filed by CFS. CAPCO calculates its federal income tax liability as if it filed a separate company tax return.

The liability method is used in accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of

assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The likelihood of the realization of deferred tax assets is evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the Company's tax returns.

CAPCO follows the guidance issued by the Financial Accounting Standards Board ("FASB") in accounting for uncertainty in income taxes. This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. As of March 31, 2015, there were no amounts that had been accrued with respect to uncertain tax positions. It is CAPCO's policy to include any interest or penalties as a component of income tax expense. CAPCO did not incur any interest or penalties.

Cash and Cash Equivalents: CAPCO considers all highly liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. At March 31, 2015, CAPCO did not have any cash equivalents.

NOTE C – RELATED PARTY TRANSACTIONS

Under various agreements with SFI and CSFI (affiliated investment companies), CAPCO earned 12b-1 fees and service fees of approximately $414,000 for the year ended March 31, 2015. Under an agreement with CCCF (an affiliated investment company), CAPCO earned service fees of approximately $49,000 for the year ended March 31, 2015.

Under a management agreement, CFS provides all management and back office services for CAPCO. CFS also pays certain overhead expenses including rent for office space, as defined in the management agreement. CAPCO pays CFS an administrative services fee monthly and the agreement renews annually, unless terminated by either party. Administrative service fee expense for the year ended March 31, 2015 was $62,700. At March 31, 2015 CAPCO owed $388 to its parent, CFS.

NOTE D – NET CAPITAL REQUIREMENTS

CAPCO is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2015, CAPCO had a net capital of $141,595, which was $116,595 in excess of its required net capital of $25,000. CAPCO's ratio of aggregate indebtedness to net capital was 0.60 to 1. The SEC requirements provide that stockholder's equity may not be withdrawn or cash distribution paid if certain minimum net capital requirements are not met.

NOTE E – SUBSEQUENT EVENTS

CAPCO has evaluated all events subsequent to the financial statements date through the date these financial statements were available to be issued, which was May 28, 2015.

CAPCO amended the FOCUS Part IIA dated March 31, 2015 to reflect adjustments recorded after May 31, 2015.

SUPPLEMENTAL INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER SEC Rule 15c 3-1
MARCH 31, 2015

NET CAPITAL	
Total stockholder's equity	$ 210,040
Deductions for non-allowable assets:	
Accounts receivable - trade	55,724
Prepaid expense	12,721
Net capital before haircuts on securities positions	141,595
Haircut on securities	-
NET CAPITAL	$ 141,595
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Accounts payable	$ 40,457
Accrued Expenses	44,829
TOTAL AGGREGATE INDEBTEDNESS	$ 85,286
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum net capital required (6 2/3 percent of total aggregate indebtedness)	$ 5,686
Minimum dollar net capital requirement	$ 25,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 25,000
Net capital in excess of required minimum	$ 116,595
Ratio: Aggregate indebtedness to net capital	.60 to 1

NOTE: There are no material differences between the audited computation of net capital included in this report and the corresponding schedule in CAPCO's unaudited March 31, 2015 Part IIA FOCUS filing.

See Independent Auditor's Report

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE II – INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
YEAR ENDED MARCH 31, 2015

CAPCO is exempt from the possession, control and reserve requirements pursuant to paragraph (k)(1) of SEC Rule 15c-3-3.

See Independent Auditors Report

JACK EVANS
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of Capstone Asset Planning Company (CAPCO)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2015, which were agreed to by (CAPCO), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating CAPCO's compliance with the applicable instructions of Form SIPC-7. CAPCO's management is responsible for CAPCO's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the cash account reconciliation, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended March 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences – No adjustments reported;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers and Form X-17A-5, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

John B. Evans, II, CPA
Houston, Texas
May 28, 2015

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-1954 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com
LICENSED AS JOHN B. EVANS II

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE III
SCHEDULE OF ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
FOR THE PERIOD APRIL 1, 2014 TO MARCH 31, 2015

Determination of SIPC Net Operating Revenues:

Total Revenue (FOCUS line 12/Part IIA, line 9)	$513,457
Additions: None	
Deductions: Revenues from the distribution of shares of a registered investment company	(305,307)
SIPC Net Operating Revenues	$208,150

Determination of General Assessment:

General Assessment @ .0025	520.38

Assessment Remittance:

Greater of General Assessment of $150 Minimum	520.38
Less: Payment Made with Form SIPC -6 on October 29, 2014 to SIPC, Washington, DC	(185.85)
Assessment Balance Due - Paid May 19, 2015	334.53

Reconciliation with CAPCO's Computation of SIPC Net Operating Revenues for the Period April 1, 2014 through March 31, 2015:

SIPC Net Operating Revenues as computed by CAPCO on Form SIPC-7	$208,150
SIPC Net Operating Revenues as computed above	208,150
Difference	$ -

JACK EVANS
CERTIFIED PUBLIC ACCOUNTANT

Exemption Report Review

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Capstone Asset Planning Company (CAPCO)

I have reviewed management's statements, included in the accompanying Exemption Report, in which (1) CAPCO identified the following provisions of 17 C.F.R. §15c3-3(k) under which CAPCO claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions") and CAPCO stated that CAPCO met the identified exemption provisions throughout the most recent fiscal year without exception. CAPCO's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about CAPCO's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

John B. Evans, II, CPA

Houston, Texas

May 28, 2015

THREE RIVERWAY • SUITE 125 • HOUSTON, TEXAS 77056-1954 • (713) 623-2898 • FAX (713) 960-8128 • E-Mail jack@jbecpa.com
LICENSED AS JOHN B. EVANS II

CAPSTONE ASSET PLANNING COMPANY
SCHEDULE IV – EXEMPTION REPORT REVIEW
YEAR ENDED MARCH 31, 2015

This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4).

- Capstone Asset Planning Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission

- The Company claimed an exemption under paragraph (k)(1) of Rule 15c3-3 for the fiscal year ended March 31, 2015.

- CAPCO is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(1) of the rule, of which, the identity of the specific conditions are as follows:

    - The provisions of this rule shall not be applicable to a broker or dealer meeting all of the following conditions: (i) The broker's or dealer's transactions as dealer (as principal for its own accounts) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer; (ii) The broker's or dealers transactions as broker(agent) are limited to: (a) the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as investment company; (b) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and (c) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and (iii) The broker or dealer promptly transmits al funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers. (iv) Notwithstanding the foregoing, this rule shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(l)(i),(ii) and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling or holding of securities for or on behalf of such company's general and separate accounts.

- The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. 240.15c3-3(k): (1) - Limited business - sale or redemption of registered investment companies

- CAPCO has met the identified exemption provisions throughout the most recent fiscal year without exception.

- CAPCO has not recorded any exceptions to the exemption for the fiscal year ended March 31, 2015.

Capstone Asset Planning Company

I, Carla Homer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Carla Homer ______________________________

Title: FIN/OP, CCO

March 31, 2015